UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Digital TV Holding Co., Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.0005 per share (American Depositary Shares)
(Title of Class of Securities)

16938G107
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 16938G107                                                       Page 1 of 11

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital International Private Equity Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER None
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 11,613,600*
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 11,613,600*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,613,600*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.01%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* See Item 4(c) below.

CUSIP: 16938G107                                                       Page 2 of 11

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CGPE IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER None
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 386,400*
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 386,400*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,400*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.67%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* See Item 4(c) below.

CUSIP: 16938G107                                                       Page 3 of 11

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital International Investments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER None
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 12,000,000*
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 12,000,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.67%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00- limited liability company
* See Item 4(c) below.

CUSIP: 16938G107                                                       Page 4 of 11

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital International Investments IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER None
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 11,613,600*
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 11,613,600*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,613,600*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.01%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* See Item 4(c) below.

CUSIP: 16938G107                                                       Page 5 of 11

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER None
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 12,000,000*
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 12,000,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.67%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO; IA
* See Item 4(c) below.

CUSIP: 16938G107                                                       Page 6 of 11

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Group International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER None
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	6	SHARED VOTING POWER 12,000,000*
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 12,000,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.67%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; CO
* See Item 4(c) below.

CUSIP: 16938G107                                                       Page 7 of 11

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer: China Digital TV Holding Co., Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

Item 2(a)-(c) Name of Person(s) Filing/Address of Principal Business Office or, if none, Residence/Citizenship:  This Statement is being filed by Capital International Private Equity Fund IV, L.P. (“CIPEF”), CGPE IV, L.P. (“CGPE”), Capital International Investments IV, L.P. (“Capital Investments LP”), Capital International Investments IV, LLC (“Capital Investments LLC”), Capital International, Inc. (“Capital International”) and Capital Group International, Inc. (“CGII” and together with CIPEF, CGPE, Capital Investments LP, Capital Investments LLC and Capital International, the “Reporting Parties”).  CIPEF, a Delaware limited partnership, is a private investment partnership.  CGPE, a Delaware limited partnership, is a private investment partnership. Capital Investments LP, a Delaware limited partnership, is the sole general partner of CIPEF.  Capital Investments LLC, a Delaware limited liability company, is the sole general partner of Capital Investments LP and the sole general partner of CGPE.  Capital International, a California corporation, is an investment management company registered under Section 203 of the Investment Advisers Act of 1940 and the managing member of Capital Investments LLC.  CGII is the sole shareholder of Capital International.

The address of the principal office of CIPEF, CGPE, Capital Investments LP and Capital Investments LLC is 6455 Irvine Center Drive, Irvine, California 92618.  The address of the principal office of Capital International and CGII is 11100 Santa Monica Boulevard, 15th Floor, Los Angeles, California 90025.

Item 2(d)	Title of Class of Securities: Ordinary Shares, par value $0.0005 per share (American Depositary Shares)

Item 2(e)	CUSIP Number: 16938G107

Item 3	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4	Ownership – Please update description, if different

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the attached cover pages.
(b)	Percent of class: See Item 11 of the attached cover pages. The figures reported in Item 11 of the attached cover pages are based upon the number of outstanding ordinary shares of 58,044,460.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of the attached cover pages.
(ii)	Shared power to vote or to direct the vote: See Item 6 of the attached cover pages.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the attached cover pages.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the attached cover pages.

CIPEF is the record and beneficial owner of 11,613,600 Ordinary Shares.  CGPE is the record and beneficial owner of 386,400 Ordinary Shares.  Each of CGII, Capital International and Capital Investments LLC may be deemed to beneficially own all of the Ordinary Shares owned by CIPEF and CGPE.  Capital Investments LP may be deemed to beneficially own all of the Ordinary Shares owned by CIPEF.

Each of CGII, Capital International, Capital Investments LLC and Capital Investments LP disclaims beneficial ownership of the securities owned by CIPEF, except to the extent of its direct and indirect pecuniary interests therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Section 16 or for any other purposes.

CUSIP: 16938G107                                                       Page 8 of 11

Each of CGII, Capital International and Capital Investments LLC disclaims beneficial ownership of the securities owned by CGPE, except to the extent of its direct and indirect pecuniary interests therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Section 16 or for any other purposes.

Each of CGII, Capital International, Capital Investments LLC and Capital Investments LP disclaims beneficial ownership of the securities deemed beneficially owned by each of the others, except to the extent of its respective direct and indirect pecuniary interests therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Section 16 or for any other purposes.

Item 5
Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification: N/A, as this statement is filed pursuant to Rule 13d-1(d).

CUSIP: 16938G107                                                       Page 9 of 11

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2011

CAPITAL GROUP INTERNATIONAL, INC.

By:  /s/ Philip de Toledo
Name:  Philip de Toledo
Title:    Senior Vice President

CAPITAL INTERNATIONAL, INC.

By:  /s/ Naomi H. Kobayashi
Name:  Naomi H. Kobayashi
Title:  Senior Vice President

CAPITAL INTERNATIONAL INVESTMENTS IV, LLC

By:  CAPITAL INTERNATIONAL, INC., its managing  member

By:  /s/ Naomi H. Kobayashi
Name:  Naomi H. Kobayashi
Title:  Senior Vice President

CAPITAL INTERNATIONAL INVESTMENTS IV, L.P.

By:  CAPITAL INTERNATIONAL INVESTMENTS IV, LLC, its general partner

By:  CAPITAL INTERNATIONAL, INC., its managing member

By:  /s/ Naomi H. Kobayashi
Name:  Naomi H. Kobayashi
Title:  Senior Vice President

CAPITAL INTERNATIONAL PRIVATE EQUITY FUND IV, L.P.

By:  CAPITAL INTERNATIONAL INVESTMENTS IV, LP, its general partner

By:  CAPITAL INTERNATIONAL INVESTMENTS IV, LLC, its general partner

By:  CAPITAL INTERNATIONAL, INC., its managing member

By:  /s/ Naomi H. Kobayashi
Name:  Naomi H. Kobayashi
Title:  Senior Vice President

CUSIP: 16938G107                                                       Page 10 of 11

CGPE IV, L.P.

By:  CAPITAL INTERNATIONAL INVESTMENTS IV, LLC, its general partner

By:  CAPITAL INTERNATIONAL, INC., its managing Member

By:  /s/ Naomi H. Kobayashi
Name:  Naomi H. Kobayashi
Title:  Senior Vice President

CUSIP: 16938G107                                                       Page 11 of 11